Timothy R. Rupp
Direct Phone: (714) 830-0669
Direct Fax: (714) 830-0769
timothy.rupp@bingham.com

October 20, 2006

Via EDGAR and FedEx

Tom Jones—Examiner
Russell Mancuso—Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 6010
100 F Street N.E.
Washington, D.C. 20549
(Phone No.: (202) 551-3602)

Re:
Netlist, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 27, 2006 File
No. 333-136735

Dear Messrs. Jones and Mancuso:

        We are in receipt of your letter dated October 18, 2006, with respect to the above-referenced Amendment No. 1 to Registration Statement on Form S-1 (the "Registration Statement"). We are responding to your comments on behalf of the registrant, Netlist, Inc. ("Netlist" or the "Company") as set forth below. Simultaneously with the filing of this letter, the Company is submitting (by EDGAR) Amendment No. 2 (the "Amendment") to the Registration Statement, which incorporates the Company's responses to your comments. Courtesy copies of this letter and the Amendment (specifically marked to show changes made to Amendment No. 1 to the Registration Statement) are being submitted to you by overnight courier.

        The Company's responses set forth in this letter are numbered to correspond to the numbered comments in your letter. For ease of reference, we have set forth your comments in italics below as introductory headings to the Company's responses to those comments.

Cover Graphics

1.
Please avoid the reliance on technical terminology in the cover graphics.

        Netlist Response:    The Company has revised the cover graphics in response to this comment and has enclosed with this letter, as Appendix 1, a copy of the revised graphics that it intends to use for the inside front cover page of the prospectus. Please note that due to time constraints the Company was not able to include these revised graphics in the Amendment, but they will be included in Amendment No. 3 to the Registration Statement.

Table of Contents, page i

2.
We note your response to prior comment 5; however, the last sentence appears to be a disclaimer. Therefore, we reissue the comment.

        Netlist Response:    The Company has deleted the last sentence of the last paragraph on page i of the Registration Statement in response to this comment.

Prospectus Summary, page 1

3.
We note your reference to the confidentiality agreement in the last sentence to your response to prior comment 7. Please note that, despite your agreement, disclosure may be required in this document or in the future. See for example Regulation S-K Item 101(c)(1)(vii) and rule 408.

  Netlist Response:    The Company acknowledges your comment. The customer referenced in our response to prior comment 7 accounted for only approximately 1.4% of the Company's net sales during the nine-month period ended September 30, 2006, and the Company does not believe that its relationship with this customer is material at this time. Accordingly, no references to this customer have been included in the Registration Statement.

Special Note, page 23

4.
We reissue prior comment 11. The first sentence continues to refer to a statute that is not applicable to your offering.

  Netlist Response:    The Company has deleted the reference to this statute on page 23 of the Registration Statement in response to this comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

5.
Please expand this section to discuss the operational issues mentioned in your response to prior comment 45; for example, we note the two workforce reductions in 2005.

  Netlist Response:    The Company has revised pages 31 and 40 of the Registration Statement to include such discussion in response to this comment.

Capital Resources, page 41

6.
Please refer to comment 16. Please tell us where the revision was made in exhibit 10.6.

  Netlist Response:    The fourth amendment to the Company's credit agreement added section 6.29 to that credit agreement (see section 5 on page 5 of Exhibit 10.5 to the Registration Statement). This new section required the Company to issue $4 million in equity in a private offering by March 31, 2007. Section 16 of the fifth amendment to the Company's credit agreement deleted section 6.29 in its entirety (see page 16 of Exhibit 10.6 to the Registration Statement).

Employment Agreements, page 63

7.
Please clarify what you mean by "customary benefits and terms."

  Netlist Response:    The Company has revised the Registration Statement to list these benefits and terms in response to this comment.

8.
Refer to prior comment 24. Please disclose the exercise price of the options. Also, please disclose the compensation terms under the Tatum agreement with greater specificity.

  Netlist Response:    The Company has revised the Registration Statement to make this disclosure in response to this comment.

9.
Please tell us the identity of the employee who receives the benefits in exhibit 10.14.

  Netlist Response:    The employees that are a party to a Performance Incentive Agreement, the form of which appears as Exhibit 10.14 to the Registration Statement, are Christopher Lopes, Jayesh Bhakta and Paik Ki Hong. These individuals are identified under the description of Exhibit 10.14 in the list of exhibits which is included as part of Item 16 of the Registration Statement. In addition, we have revised the description of the terms of these agreements on page of the Registration Statement to include the actual name of the agreements for easier cross-reference by a reader of the Registration Statement.

Other Transactions, page 69

10.
Please file as exhibits the agreements with Serim Paper Manufacturing Co.

  Netlist Response:    The Company has, in response to this comment, filed as an exhibit to the Registration Statement the currently outstanding notes with Serim Paper Manufacturing Co. mentioned in this section of the Registration Statement, together with the related Note Purchase Agreements.

Penalty Bids, page 83

11.
Please expand your response to prior comment 38 to tell us how the commitments received by the underwriters in advance of the effective date are consistent with section 5 of the Securities Act.

  Netlist Response:    The "presales" refer to any non-binding oral commitments received by the underwriters in advance of the effective date of the prospectus which are made in the ordinary course of their marketing efforts. It does not refer to any actual sales or binding commitments for sales made prior to the effective date of the prospectus. Such non-binding oral commitments are allowed in accordance with Section 5(c) of Securities Act once a registration statement for the securities being committed to is on file with the Securities and Exchange Commission.

Fiscal Year, page F-10

12.
We re-issue comment 41. Please revise the financial statements and all related tables and disclosures to identify the actual dates on which your fiscal periods end. Similarly, present audit reports that opine on financial statements as of and for the periods ended on the actual dates on which your fiscal periods end.

  Netlist Response:    The Company has revised the Registration Statement as requested in response to this comment.

Unaudited Pro Forma Net Income per Share and Unaudited Pro Forma Balance Sheet Information, page F-19

13.
It appears that the conversion of the debt and preferred stock upon consummation of the offering will result in a material reduction of earnings per share applicable to common shareholders. Accordingly, it appears that you should assume that the conversions occur for both basic and diluted pro forma purposes.

  Netlist Response:    The Company has revised the Registration Statement in response to this comment to assume that the conversions occur for both of these purposes.

Item 16, Exhibits and Financial Statement Schedules, page II-3

14.
Please include updated accountants' consents with any amendment to the filing.

  Netlist Response:    The Company acknowledges your comment and confirms that it will include updated accountants' consents with any further amendment to the Registration Statement.

        If you have any further comments or questions regarding this letter, please feel free to contact the undersigned at (714) 830-0669 or James W. Loss at (714) 830-0626.

Sincerely,

/s/ TIMOTHY R. RUPP Timothy R. Rupp
cc:
Chuck Hong
Lee Kim
Patrick Pohlen
Derek Dundas